FORM 8-A

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                     PIONEER HI-BRED INTERNATIONAL, INC._______________ (Exact name of registrant as specified in its charter)


             IOWA                                     42-0470520________
(State of incorporation or organization)          (IRS Employer
                                                Identification No.)


700 Capital Square, 400 Locust Street, Des Moines, Iowa       50309_____
  (Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class              Name of each exchange on which
   to be so registered              each class is to be registered


   Common Share Purchase Rights     New York Stock Exchange____________


Securities to be registered pursuant to Section 12(g) of the Act:


                                  None__________________________________
                             (Title of class)


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Item 1.  Description of Securities to be Registered.

     On April 6, 1989 the Board of Directors of Pioneer Hi-Bred International, Inc. (the "Company") adopted a Shareholder Rights Plan (the "Plan"). In connection with the adoption of the Plan, the Board declared a dividend distribution of one Right for each outstanding share of common stock (the "Common Stock") of the Company to shareholders of record at the close of business on April 6, 1989 (the "Record Date").

     On December 13, 1994, the Board amended the Plan to (i) increase the purchase price to $100 (the "Purchase Price") and (ii) remove a provision which allowed certain bidders to request the Company to hold a special meeting of shareholders to consider a resolution to accept the bidder's proposal and redeem all outstanding Rights in connection therewith. Prior to adoption of the foregoing amendments, the purchase price of the Rights had been reduced from the initial purchase price of $100 to $33.33 as a result of a three for one stock split effected in 1992.

     Each Right, when exercisable, entitles the registered holder to purchase from the Company one or more shares of the Company's Common Stock (or in some instances an equivalent security equal in value to a share of Common Stock) at the Purchase Price of $100 per Right. The Purchase Price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent.

     Initially, the Rights are not exercisable. They will trade with, and cannot be separated from, the outstanding shares of Common Stock. The Rights will be evidenced, with respect to any shares of Common Stock outstanding as of the Record Date, by the Common Stock certificates
together with a summary of rights.   New Common Stock certificates issued
after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Rights become exercisable (or are earlier redeemed or expire), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without the summary of rights attached) also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights become exercisable (i) 10 days following a public announcement that a "Person" (as defined in the Rights Agreement) or group of affiliated or associated Persons, with the exception of certain Company-related entities, has acquired or obtained the right to acquire beneficial ownership of 20% or more of the Common Stock of the Company (an "Acquiring Person") or (ii) 10 business days (unless such date is extended by the Board of Directors) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any Person or group of related Persons acquiring beneficial ownership of 20% or more of the Common Stock of the Company (the earlier of such dates being called the "Distribution Date"). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Right Certificates alone will evidence the Rights.

     The Rights will expire on the earlier of (i) April 6, 1999, or (ii) redemption by the Company as described below.


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     When the Rights first become exercisable, a holder will be entitled to buy from the Company one share of Common Stock (or an equivalent security) for $100. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $50, the holder of each Right would be entitled to receive four (4) shares of the acquiring company's common stock at a price of $100, i.e., at a 50% discount.

     If any person or group acquires 20% or more of the Company's Common Stock, the Rights will entitle a holder (other than such person or any member of such group) to buy a number of additional shares of the Common Stock (or in some instances, an equivalent security) of the Company having a market value of twice the exercise price of each Right. Thus, if, for example, a person or group were to acquire 25% of the Company's stock, and such stock were to have a market value per share equal to $25, the holder of each Right (other than such person or any member of such group) would be entitled to receive eight (8) shares of Common Stock of the Company for $100.

     The Rights may be redeemed by the Company at a price of one-third of a cent per Right (the "Redemption Price") (i) at any time before a Person becomes an Acquiring Person, or (ii) at any time before the Distribution Date.

     Immediately upon redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, subject to applicable law, the Board of Directors, at its option, may at any time following the acquisition by a Person of beneficial ownership of 20% or more (but less than 50%) of the Company's Common Stock, redeem all or part of the then outstanding and exercisable Rights (except for Rights which have become void in any respect) by exchanging for such Rights shares of Common Stock or other equivalent securities, in each case equivalent to one share of Common Stock per Right.

     The terms of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons or (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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Item 2.  Exhibits.

     The securities described herein are to be registered on the New York Stock Exchange, on which no other securities of the Registrant are registered. Accordingly, the following exhibits required in accordance with Part II to the Instructions as to the exhibits on Form 8-A have been duly filed with the New York Stock Exchange:

   a) Rights Agreement, dated as of April 6, 1989 and amended and restated as of December 13, 1994, between Pioneer Hi-Bred International, Inc. and The First National Bank of Boston, as
      Rights Agent, which includes, as Exhibit A thereto, the Form of Right Certificate and as Exhibit B thereto, the Summary of Rights. Pursuant to the Rights Agreement, Right Certificates will not be mailed until ten days after the Shares Acquisition Date (as defined in the Rights Agreement) or ten days after a person commences or announces its intention to commence a tender or exchange offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).
   b) Registrants Form 10-K Annual Report for the fiscal year ended August 31, 1994;
   c) Registrant's Form 10-Q Quarterly Report for the quarter ended November 30, 1994;
   d) Registrant's Form 10-Q Quarterly Report for the quarter ended February 28, 1995;
   e) Registrant's Form 10-Q Quarterly Report for the quarter ended May 30,
      1995;
   f) Definitive Proxy Statement and accompanying Notice with respect to Registrant's Annual Shareholders' Meeting held on February 28, 1995;
   g) Articles of Incorporation of Registrant, as amended ;
   h) Amended and Restated Bylaws of Registrant;
   i) Specimen of Registrant's Common Stock certificate; and
   j) Registrant's Annual Report to Shareholders with respect to its fiscal year ended August 31, 1994.


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                                SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    Pioneer Hi-Bred International, Inc.


                                     By:_______________________________
                                         Dwight G. Dollison
                                         Vice President and Treasurer


Date: October 18, 1995


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